"Unaudited"

CORRELATE HEALTH, INC.

Balance Sheet
December 31, 2019

<u>Assets</u>

Total assets	$	-

<u>Liabilities and Stockholders' Deficit</u>

Long-term liabilities:		
Accrued interest	$	2,593
Convertible notes, net		75,278
Total liabilities		77,871
Stockholders' deficit:		
Common stock at $0.00001 par value; 20,000,000 shares authorized; 3,500,000 shares issued and outstanding		35
Stock issuance receivable		(3,500)
Additional paid-in capital		13,867
Accumulated deficit		(88,273)
Total stockholders' deficit		(77,871)
Total liabilities and stockholders' deficit	$	-

See report of independent accountants and accompanying notes to financial statements.

CORRELATE HEALTH, INC.

Statement of Operations
For the period from January 4, 2019 (inception) to December 31, 2019

Revenues	$	-
Operating expenses		88,273
Net loss	$	(88,273)

See report of independent accountants and accompanying notes to financial statements.

CORRELATE HEALTH, INC.

Statement of Changes in Stockholders' Deficit
For the period from January 4, 2019 (inception) to December 31, 2019

	Common Stock	Stock Issuance Receivable	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 4, 2019 (inception)	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	35	(3,500)	3,465	-	-
Capital contribution	-	-	1,402	-	1,402
Beneficial conversion features	-	-	9,000	-	9,000
Net loss	-	-	-	(88,273)	(88,273)
Balance, December 31, 2019	$ 35	$ (3,500)	$ 13,867	$ (88,273)	$ (77,871)

See report of independent accountants and accompanying notes to financial statements.

CORRELATE HEALTH, INC.

Statement of Cash Flows
For the period from January 4, 2019 (inception) to December 31, 2019

Cash flows from operating activities:		
Net loss	$	(88,273)
Adjustments to reconcile net loss to net cash from operating actiivties:		
Interest from beneficial conversion features		3,278
Changes in operating assets and liabilities:		
Accrued interest		2,593
Net cash used in operating actiivties		(82,402)
Cash flows from financing activities:		
Proceeds from convertible note payable		81,000
Proceeds from capital contribution		1,402
Net cash provided by financing activities		82,402
Net change in cash		-
Cash, beginning of period		-
Cash, end of period	$	-

See report of independent accountants and accompanying notes to financial statements.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Correlate Health, Inc.
Peachtree City, Georgia

We have reviewed the accompanying financial statements of Correlate Health, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from January 4, 2019 (inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

March 4, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CORRELATE HEALTH, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Correlate Health, Inc. (the "Company" – formerly BlockInterop, Inc. for the period presented, but changed its name accordingly in 2021) was incorporated in the State of Delaware on January 4, 2019 and operates out of Georgia. Correlate Health, Inc. is a digital health company that focuses on the development, acquisitions, and investments of healthcare meaningful use applications, web services, and data transformation tools.

Management's Plans: The Company's strategic plan for 2020, 2021, and beyond is focused on the development of their intellectual property, building strategic partnerships, revenue growth, profitability, and scalability. These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the Domestic and International Healthcare and SAAS Markets by creating a demand and retention of healthcare provider, organizations, consumers, manufacturers, software developers, and insures as clients. The Company has a strong team of global advisors in various sectors that will enable them to open doors and effectively execute their goals and strategically enter the market. The Company believes that by raising capital will enable it to effectively execute their goals and continue to do business for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period reported. Actual results could differ from those estimates.

Advertising Costs: Advertising costs are charged to operations as incurred. Advertising expense was $20,036 for the period from January 4, 2019 (inception) to December 31, 2019.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1. **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: During 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's financial statement is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

Management has evaluated subsequent events through March 4, 2021, the date the financial statement was available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying financial statement.

2. **Convertible Debt:**

The Company has various convertible notes outstanding at December 31, 2019 with a total principal amount of $81,000. The notes bear interest at 8% per annum, as defined in the individual note agreements, and have beneficial conversion features upon which the principal will convert at 90% of the per unit price paid by investors. The notes were recorded net of the discounts related to the beneficial conversion features of $9,000 for 2019. The discounts are amortized over the life of the related notes with a balance of $5,722 at December 31, 2019. All unpaid principal and accrued interest is due upon maturity which ranges from February 2023 to May 2023 or will convert upon an equity financing or change in control event. The full principal amount of the convertible notes was outstanding at December 31, 2019.

3.   **Stockholders' Equity:**

Pursuant to the Company's amended and restated articles of incorporation, the Company is authorized to issue 20,000,000 shares of common stock split into 10,000,000 shares of Class A stock, 5,000,000 shares of Class B stock, and 5,000,000 shares of preferred stock at $0.00001 par value per share. Each holder of Class A common stock receives ten votes per share. Class B stock is non-voting. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of preferred stock. At December 31, 2019, there were 3,500,000 shares of Class A common stock issued and outstanding. The Company did not receive consideration for the founder's shares issued during 2019 until fiscal year 2020. The full amount of consideration of $3,500 is included as a contra account, stock issuance receivable, on the accompanying statement of changes in stockholders' deficit.

4.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $85,000 at December 31, 2019, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.